Exhibit D-3

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

                                                )
Entergy Louisiana, Inc.         )                                                                 Docket No. EC05_________
                                                )

APPLICATION OF ENTERGY LOUISIANA, INC.,
FOR AUTHORIZATION TO IMPLEMENT
PLAN OF CORPORATE RESTRUCTURING

Pursuant to Section 203 of the Federal Power Act, 16 U.S.C. ' 824b, and Part 33 of the Regulations of the Federal Energy Regulatory Commission ("FERC" or the "Commission"), 18 C.F.R. Part 33, Entergy Services, Inc. ("Entergy Services"),1 as agent for its affiliate Entergy Louisiana, Inc. ("ELI"), requests authorization for ELI to implement a plan of internal corporate restructuring to change from a business corporation to a limited liability company. The reorganization will not effect any change in ultimate control over FERC-jurisdictional utilities or facilities and will not have any impact on competition, cause any increases in rates, nor impair the effectiveness of federal or state regulation. For these reasons, ELI respectfully submits that its proposed corporate reorganization comports with the public interest and requests the Commission to authorize it.

ELI is a Louisiana corporation. ELI is a subsidiary of Entergy Corporation ("Entergy") and owns and operates an electric utility business in portions of Louisiana that serves wholesale and retail customers. ELI is proposing to restructure itself to change its corporate form to a limited liability company, Entergy Louisiana, LLC ("ELL"), subject to the receipt of all necessary regulatory approvals. ELL will continue ELI's regulated utility business and assume substantially all of ELI's obligations. The restructuring will be transparent to ELI's customers and have no effect on them.

ELI requests authorization for its restructuring pursuant to Section 203 of the Federal Power Act. The restructuring will fully satisfy the standards set forth in the Commission's Merger Policy Statement.2 Accordingly, ELI respectfully submits that the restructuring is consistent with the public interest and should be authorized promptly and without hearing.

I. BACKGROUND

A. Description of the Participants to the Proposed Restructuring

ELI is a Louisiana corporation and a wholly-owned subsidiary of Entergy, a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended. ELI owns and operates an electric utility in portions of Louisiana that provides retail electric service to approximately 662,000 customers and wholesale capacity and energy service to a number of customers. ELI owns a transmission system comprised of approximately 2,700 miles of transmission lines and associated facilities over which it provides open access transmission services under Entergy Services' open access transmission tariff on file with FERC.

As a subsidiary of Entergy, ELI is affiliated with Entergy Gulf States, Inc., Entergy Arkansas, Inc., Entergy New Orleans, Inc., and Entergy Mississippi, Inc., each a utility operating company that serves wholesale and retail power customers and transmission customers (collectively, "Entergy Operating Companies"). ELI also is affiliated with a number of non-traditional energy companies. ELI's energy-related affiliates are identified in Exhibit B.

B. Description of the Proposed Restructuring

Under the proposed restructuring, through a multi-step process, the utility operations of ELI will be transferred to a limited liability company, Entergy Louisiana, LLC ("ELL"). As described in further detail below, ELL will be a limited liability company organized under the laws of Texas. ELL will assume all of the regulated utility obligations of ELI and substantially all of the property and other assets of ELI,3 including all assets used to provide retail and wholesale electric service to ELI's customers. ELL's utility operations will remain subject to the jurisdiction of FERC and the Louisiana Public Service Commission ("LPSC") to the same extent those agencies currently possess jurisdiction over ELI's utility operations. All of the common membership interests of ELL will be owned by a Texas corporation to be known as Entergy Louisiana, Inc., which will serve as an intermediate holding company primarily in order to ensure that the franchise tax savings that are to be achieved by the conversion of ELI into a limited liability company will be realized and not simply transferred from ELI to Entergy. Attached as Exhibit C are organizational charts showing ELI's pre-and post-restructuring corporate organization.

ELI proposes to accomplish its restructuring in two steps.

In Step 1, ELI will change its place of incorporation from Louisiana to Texas. Section 164 of the Louisiana Business Corporation Law and Article 5.17 of the Texas Business Corporation Act provide the basis to convert a Louisiana corporation to a Texas corporation. Under these statutes, ELI will adopt a Plan of Conversion under which ELI will continue its existence as a Texas corporation under the name of Entergy Louisiana, Inc. (for purposes of this application, "Holdings"). All the common stock and preferred stock of ELI will continue to be outstanding common and preferred stock of Holdings. Accordingly, Holdings will continue to be owned by the same stockholders with the same ownership rights and interests as the stockholders had immediately before the conversion, including Entergy's ownership of all the common stock of Holdings. All ownership and other rights in real estate and other property of ELI will continue to be owned by Holdings without further act or deed and without any transfer or assignment, but subject to existing liens. All liabilities and obligations of ELI will continue to be liabilities and obligations of Holdings.

In Step 2, Holdings will enter into a Plan of Merger under Article 5.01 of the Texas Business Corporation Act, under which Holdings will continue to exist and two new Texas limited liability companies, ELL and ELP, will be created as direct subsidiaries of Holdings. Following the merger, the common and preferred stock of Holdings will continue to be outstanding and owned by the persons who owned the stock immediately prior to the merger, including Entergy's ownership of all the common stock of Holdings. In addition, 146,970,607 units of Common Membership Interests ("Common Units") of ELL will be issued and allocated to Holdings. These Common Units will represent all the issued and outstanding Common Membership Interests of ELL.

Substantially all real estate and other property owned, leased, and claimed by Holdings immediately prior to the merger will be allocated to and vested in ELL. However, Holdings will transfer to ELP two tracts of undeveloped real estate, known as the St. Rosalie and Wilton Plant sites, ELI's ownership interest in the equity and a long-term note receivable from SFI, an affiliated fuel procurement company, and working capital in an amount sufficient to fund the day-to-day business operations of ELP (the "ELP Assets"). All liabilities and obligations of Holdings immediately prior to the merger will be allocated to ELL, except liabilities and obligations relating to the ELP Assets. Holdings will remain obligated for those liabilities and obligations allocated to ELL at the time of the merger, but not for any obligation or liability incurred by ELL after the merger. Holdings also will retain an amount of working capital sufficient to meet its business needs. ELL will succeed to and assume all of ELI's jurisdictional tariffs, rate schedules, and service agreements, and provide electric service to ELI's customers without interruption.4

At the time of the restructuring, ELL will issue for sale to unaffiliated third parties certain Cumulative Preferred Interests ("Preferred Interests")5. It is anticipated that holders of the Preferred Interests will be eligible to vote, together with the holders of the Common Units, on the election of directors and other matters requiring approval of the members of ELL. As the sole holder of the Common Units, Holdings will have no less than 75% of the combined voting power of the Common Units and, if applicable, Preferred Interests, and so it will have sufficient voting power to elect all directors of ELL. In addition, as is customary with preferred stock, the holders of the Preferred Interests will be entitled to vote as a class on matters that may adversely affect their interests, such as changes in the terms of their Preferred Interests, certain mergers and similar matters.

Following completion of the restructuring, ELL will be managed under the authority of managers, each of which will be called a "Director." Directors will act by majority vote cast either at a meeting or in writing without a meeting. Directors will elect a president (who will be the chief executive officer), treasurer, secretary, and other officers of ELL. ELI's current directors and officers will serve as directors and officers of ELL in their same capacities.

II. THE PROPOSED RESTRUCTURING IS CONSISTENT WITH THE PUBLIC INTEREST

In reviewing transactions under Section 203 of the Federal Power Act, the Commission considers the following factors: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation.6 18 C.F.R.  2.26. As explained below, the proposed restructuring will not have any adverse effect on competition, rates, or regulation. Accordingly, the proposed restructuring warrants the Commission's prompt approval as being consistent with the public interest.

A. No Adverse Effect on Competition

ELI's proposed restructuring will not effect a substantive change in control over ELI or its jurisdictional facilities. As restructured, ELL will continue to be an indirect subsidiary of Entergy. The restructuring of ELI into ELL under Entergy's ultimate control will cause no real change in control over ELI or its jurisdictional facilities.

The restructuring at issue here will effect a nominal, but not substantive, change in control over FERC-jurisdictional facilities. In its Order No. 642, FERC exempted Section 203 applicants requesting approval for internal corporate reorganizations from the requirement that they provide a full competitive screen analysis under Part 33 of its regulations.7 The restructuring at issue here is just such a reorganization and does not effect a substantive change in control over ELI or any of its FERC-jurisdictional facilities. ELI therefore is not providing a competitive screen analysis.

ELI's proposed restructuring is not the sort of transaction with which the Commission expressed concern in Cinergy Services, Inc., 102 FERC  61,128 (2003) ("Cinergy"). In Cinergy, FERC expressed concern that a franchised utility's acquisition of generating capacity from an unregulated merchant affiliate potentially could give that affiliated merchant a "safety net" that unaffiliated merchant generators would lack. As such, the Commission noted that in the future it would modify its approach to reviewing inter-affiliate transfers of generation to analyze the competitive effects of intra-corporate transactions of the nature at issue in that proceeding.

ELI's proposed restructuring does not raise the concerns the Commission expressed in Cinergy because it does not involve the transfer of generating facilities from a merchant generator to a traditional utility. Under the Plan of Merger, ELI's regulated generating facilities will be owned by ELL, ELI's regulated successor under the same ultimate owner, Entergy. As such, the reorganization will not cause any transfer of generation from merchant generator to traditional utility such as would raise the concerns the Commission articulated in Cinergy.

The proposed restructuring also will not cause any vertical market power concerns because it will not change the ability or incentive of ELI, ELL, or any of their pre- or post- restructuring affiliates the incentive or ability to affect prices or outputs in the downstream electricity markets or to discourage entry by new generators. Accordingly, ELI submits that the restructuring does not require a competitive screen analysis with respect to vertical competition issues.

B. No Adverse Effect on Wholesale Rates

ELI's proposed restructuring will have no effect on wholesale rates. ELL will succeed to ELI's FERC-jurisdictional tariffs, rate schedules, and service agreements, but none of the ELI's tariffs, rate schedules, or service agreements will be substantively changed as a result of the restructuring, and none of ELI's customers will be affected by the restructuring. Accordingly, the transaction will cause no change in wholesale rates. Tax-related savings from the proposed restructuring are expected to have a positive effect on rates, but the restructuring itself will not cause any change in rates.

C. No Adverse Effect on Regulation

Finally, with respect to regulation, ELI's proposed restructuring will not affect the ability of FERC or state regulators to regulate ELL and its affiliates. ELL will remain subject to FERC and state regulatory jurisdiction in the same manner as ELI current is subject to FERC and state regulatory jurisdiction.

III. INFORMATION REQUIRED BY 18 C.F.R. SECTION 33.2

A. Exact Name of Applicant and Address of Principal Business Office

Entergy Louisiana, Inc.
4809 Jefferson Highway
Jefferson, LA 70121

B. Name and Address of Person Authorized to Receive Notices and Communications in Respect to Application

ELI requests that notices, correspondence, and other communications concerning this application be directed to the following persons:

Andrea J. Weinstein Entergy Services, Inc. 101 Constitution Ave. N.W. Suite 200 East Washington, DC 20001 Tel: (202) 530-7342 aweinst@entergy.com	Michael C. Griffen Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 Tel: (202) 739-5257 Fax: (202) 739-3001 mgriffen@morganlewis.com

ELI requests that the foregoing persons be placed on the official service list for this proceeding and respectfully requests waiver of Rule 203(b)(3) of the Commission's Regulations, 18 C.F.R.  385.203(b)(3), in order to permit designation of more than two persons for service in this proceeding.

C. Description of the Applicant, etc.

1. Business Activities of the Applicant. ELI's business activities are described in Section I and Exhibit A.

2. Energy Subsidiaries and Affiliates. ELI's energy affiliates are identified in Exhibit B.

3. Organizational Charts. ELI provides pre-Transaction and post-Transaction organizational charts as Exhibit C.

4. Description of Joint Ventures, etc. There are no strategic alliances, joint ventures, tolling arrangements, or other business arrangements to which ELI or its energy affiliates are a party that will be substantively affected by the proposed restructuring. ELI's ownership interest in SFI, a joint venture among several of the Entergy Operating Companies that procures fuel for them, will be allocated to ELP, but that change will not have any substantive effect on SFI or its customers.

5. Common Officers or Directors. ELI's current directors and officers will serve as ELL's initial officers in their same capacities and are identified on Exhibit E.

6. Wholesale Power Sales Customers and Unbundled Transmission Customers. ELI has numerous wholesale power sales customers and unbundled transmission customers, none of whom will be affected by the proposed restructuring because ELL will succeed to and assume all of ELI's jurisdictional tariffs, rate schedules, and service agreement and provide service to ELI's customers without interruption or change. Accordingly, ELI requests waiver of the requirement that it identify its wholesale power sales customers and unbundled transmission customers in Exhibit F.

7. Description of Jurisdictional Facilities Owned, Operated, or Controlled by ELI or Parent Companies, Affiliates, and Associated Companies. ELI and its public utility affiliates own extensive FERC-jurisdictional facilities comprised of transmission systems and tariffs, generator-related jurisdictional interconnection facilities, wholesale power sales tariffs, rate schedules, and service agreements, and various books and records. None of these jurisdictional facilities will be substantively affected by the proposed restructuring. Accordingly, ELI requests waiver of the requirement that it provide a description of its and its affiliates' jurisdictional facilities.

8. All jurisdictional facilities and securities associated with or affected by the transaction. The jurisdictional facilities nominally affected by the proposed restructuring are described and discussed in Section I of this application. As explained above, none of these jurisdictional facilities will be substantively affected by the proposed restructuring.

ELI's restructuring will be consummated without consideration.

9. Contracts Related to Proposed Transaction. ELI provides as Exhibit I copies of the Plan of Conversion of Entergy Louisiana, Inc., and the Plan of Merger of Entergy Louisiana, Inc.

10. Facts Showing that the Proposed Sale Will be Consistent with the Public Interest. See Section II for a full discussion of the facts relied upon to demonstrate that the proposed restructuring is consistent with the public interest.

11. Maps. Entergy Services requests waiver of the requirement that it provide a map of the ELI system as Exhibit K. ELI's proposed restructuring will not affect the ELI system in any way.

12. Licenses and Other Approvals. In addition to approval from this Commission, ELI's proposed restructuring will require the approval of the Securities and Exchange Commission, the Louisiana Public Service Commission, and the Nuclear Regulatory Commission and notice to the City Council of the City of New Orleans. No other license, orders, or approvals are required from any other regulatory body in connection with the proposed restructuring.

IV. PROPOSED ACCOUNTING ENTRIES

ELI provides its proposed accounting entries as Exhibit M.

V. NOTICE AND VERIFICATION

As required by Section 33.6 of the Commission's regulations, 18 C.F.R.  33.6, ELI provides in paper and electronic formats a form of notice suitable for publication in the Federal Register.

Also attached is a verification, as required by 18 C.F.R.  33.7, signed on ELI's behalf by a representative of ELI.

VI. REQUIRED EXHIBITS AND REQUEST FOR WAIVERS

ELI submits as attachments to this application the exhibits required under Section 33 of the Commission's regulations (or specific requests for waiver of those requirements). ELI requests partial waiver of certain Commission informational requirements in the exhibits made part of this application. The basis for each request for waiver is stated in the appropriate exhibit.

VII. CONCLUSION

WHEREFORE, for the foregoing reasons, ELI respectfully requests that the Commission grant this application and approve its proposed restructuring.

Respectfully submitted,

_____________________________________
Michael C. Griffen
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

Andrea J. Weinstein
Entergy Services, Inc.
101 Constitution Ave. N.W.
Suite 200 East
Washington, DC 20001

Attorneys for Entergy Louisiana, Inc.

Dated: July 25, 2005

_________________________
1.  Entergy Services is a service company subsidiary of Entergy Corporation and provides various business and legal services to its affiliates.

2.  Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, III FERC Stats. & Regs.  31,044 (1996), on reconsideration, Order No. 592-A, 79 FERC  61,321 (1997) ("Merger Policy Statement"); Revised Filing Requirement Under Part 33 of the Commission's Regulations, 93 FERC  61,164 (2000), reh'g denied 94 FERC  61,287 (2001).

3.  As part of ELL's restructuring, certain undeveloped real estate owned by ELI, as well as ELI's ownership interest in System Fuels, Inc. ("SFI"), including ELI's interest in a long-term note receivable from SFI, will be transferred to Entergy Louisiana Properties, LLC ("ELP"), another Texas limited liability company, which also will be a wholly-owned direct subsidiary of Entergy Louisiana, Inc.

4.  Entergy Services will provide to ELL the same type of corporate, administrative, professional, technical and other support services that it currently provides to ELI. SFI will continue to provide fossil and nuclear fuel procurement services for ELL's oil- and gas-fired electric generating stations and for the Waterford Steam Electric Station, Unit 3. Entergy Operations Inc. ("EOI") will continue to provide operations and management services for Waterford 3 nuclear power plant, and Entergy will continue to guarantee the performance of EOI's obligations under the related operating agreement.

5.  ELL's issuance of Preferred Interests for sale to unaffiliated third parties is subject to the jurisdiction of the Securities and Exchange Commission, so ELL will not require FERC authorization for such issuances under Section 204 of the Federal Power Act Section, 16 U.S.C. 824c.

6.  Merger Policy Statement. See also Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 65 Fed. Reg. 70,983 (Nov. 28, 2000), FERC Stats. and Regs. [Regs. Preambles 1996-2000]  31,111 (2000), order on reh'g, Order No. 642-A, 65 Fed. Reg. 16,121 (Mar. 23, 2001), 94 FERC  61,289 (2001) (codified at 18 C.F.R. Part 33) ("Order No. 642").

7.  Revised Filing Requirement Under Part 33 of the Commission's Regulations, 93 FERC  61,164 (2000), reh'g denied 94 FERC  61,287 (2001).